HSBC SECURITIES (USA) INC.

Statement of Financial Condition

December 31, 2017



Report of Independent Registered Public Accounting Firm

To the Board of Directors of HSBC Securities (USA) Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of HSBC Securities (USA) Inc. as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 5, 2018

We have served as the Company's auditor since 2015.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

STATEMENT OF FINANCIAL CONDITION

	December 31, 2017
	(in thousands)
Assets	
Cash	$ 85,466
Cash and securities segregated under federal and other regulations	881,873
Financial instruments owned, at fair value (includes $9,093,229 pledged as collateral, which the counterparty has the right to sell or repledge)	10,206,436
Securities purchased under agreements to resell (includes $2,472,713 at fair value)	47,252,508
Receivable under securities borrowing arrangements (includes $10,556 at fair value)	22,982,209
Receivable from brokers, dealers, and clearing organizations	9,444,065
Receivable from customers	127,136
Goodwill	10,865
Other assets	318,040
Total assets	$ 91,308,598
Liabilities	
Short-term borrowings	$ 6,357,672
Financial instruments sold, not yet purchased, at fair value	7,238,150
Securities sold under agreements to repurchase (includes $30,064 at fair value)	73,275,563
Payable to brokers, dealers, and clearing organizations	1,139,431
Payable to customers	1,272,784
Accounts payable and accrued liabilities	439,845
Total liabilities	89,723,445
Liabilities subordinated to claims of general creditors	750,000
Common stock ($0.05 par value; 1,000 shares authorized; 24 shares issued and outstanding)	—
Capital in excess of par value	2,126,878
Accumulated deficit	(1,292,502)
Accumulated other comprehensive income	777
Shareholder's equity	835,153
Total liabilities and shareholder's equity	$ 91,308,598

The accompanying notes are an integral part of the statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION
 (dollars in thousands)

1. *Organization*

HSBC Securities (USA) Inc. ("HSI") is a wholly owned subsidiary of HSBC Markets (USA) Inc. ("HMUS"), whose ultimate parent is HSBC Holdings plc ("HSBC"). HSI may also be referred to as "we," "us" or "our." We are an indirect wholly owned subsidiary of HSBC North America Holdings Inc. ("HNAH"), which is an indirect wholly owned subsidiary of HSBC. For purposes of this report, an affiliate is defined as a direct or indirect subsidiary of HSBC.

We are a registered broker‑dealer of securities under the Securities Exchange Act of 1934 and a registered Futures Commission Merchant ("FCM") with the Commodity Futures Trading Commission ("CFTC"). In 1996, HSBC was granted the authority by the Federal Reserve Board to engage, through HSI, in limited underwriting and dealing activities under the Bank Holding Company Act of 1956, as amended. We are engaged in underwriting, dealing, and brokering a full range of debt and equity securities and futures contracts. We are also a primary dealer in U.S. Government and government agency securities.

We are a member of the Financial Industry Regulatory Authority ("FINRA"), New York Stock Exchange ("NYSE"), CME Group Inc. ("CME"), Intercontinental Exchange ("ICE"), LCH.Clearnet Ltd ("LCH"), Securities Investor Protection Corporation ("SIPC"), and The Options Clearing Corporation ("OCC"). We are eligible to clear over-the-counter derivatives at the CME, ICE and LCH.

We self-clear for our business other than our retail brokerage business. We utilize Pershing LLC ("Pershing"), a non-affiliated broker‑dealer, as our clearing agent for retail securities brokerage transactions. Pershing carries the cash and margin accounts for our retail brokerage customers (both domestic and international) on a fully disclosed basis.

2. *Summary of Significant Accounting Policies*

Basis of Presentation and Use of Estimates Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") which require the use of estimates by management. These estimates and underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates, including the fair value measurement of certain financial assets and financial liabilities, by their nature, are based on judgment and available information. Actual results could differ from those estimates.

Cash Cash consists of amounts due from banks. These amounts may include balances that exceed the Federal Deposit Insurance Corporation (FDIC) limit.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased Financial instruments owned and financial instruments sold, not yet purchased, including debt and equity securities and derivative transactions, are reported in the statement of financial condition on a trade‑date basis and are recorded at fair value. Refer to Note 5, "Financial Instruments Owned, at Fair Value and Financial Instruments Sold, Not Yet Purchased, at Fair Value - Fair Value Measurements and Hierarchy," for further discussion on fair value measurements.

Receivables and payables relating to transactions that have not reached their contractual settlement date are reflected net in receivable from brokers, dealers, and clearing organizations on the statement of financial condition.

Collateralized Financing Transactions Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at the amount of cash paid or received, plus accrued interest. We offset reverse repurchase and repurchase agreements with the same counterparty and same maturity date, which are subject to master netting arrangements, as permitted by U.S. GAAP. In connection with reverse repurchase agreements, it is our policy to obtain possession of collateral with market value in excess of the principal amount loaned. Collateral is valued daily, and additional collateral is obtained when the value of collateral received is less than the amount loaned.

Receivables under securities borrowing arrangements ("securities borrowed") are treated as collateralized financing agreements and are recorded at the amount of cash paid, plus accrued interest. Securities borrowed transactions require us to deposit cash or other collateral with the lender. The market value of collateral subject to securities borrowed is regularly monitored and additional collateral is obtained or provided to ensure collateral coverage of these secured financing transactions.

Fair Value Option The fair value option allows us to irrevocably elect fair value, on an instrument by instrument basis, as the initial and subsequent measurement attribute for most financial assets, financial liabilities, and unrecognized firm commitments. The guidance permits us to elect to measure certain eligible items at their initial recognition or upon occurrence of an event that gives rise to a new basis of accounting for those eligible items. We have elected to apply the fair value option to certain reverse

repurchase agreements, repurchase agreements and securities borrowed agreements which are entered into as part of trading strategies, and for which the financing component is an integral part of the trading strategy. For further information on the fair value option related to secured financing transactions, see Note 16, "Collateralized Financing Activities."

Goodwill Goodwill, representing the excess of the purchase price over the fair value of identifiable net assets acquired, results from business combinations. The goodwill balance of $10,865 is not amortized, but is reviewed for impairment on an annual basis at the reporting unit level using a discounted cash flow approach. Goodwill is assessed for impairment annually or when events indicate a possible impairment, as required. The annual impairment test was conducted and no impairment was recorded during 2017.

Income Taxes We are included in HNAH's consolidated federal income tax return and in various combined state income tax returns. As such, we have entered into a tax allocation agreement with HNAH and its subsidiary entities (the "HNAH Group") included in the consolidated return which governs the current amount of taxes to be paid or received by the various entities included in the consolidated return filings. Generally, such agreements allocate taxes to members of the HNAH Group based on the calculation of tax on a separate return basis, adjusted for the utilization or limitation of credits of the consolidated group. To the extent all the tax attributes available cannot be utilized by the consolidated group, the proportionate share of the utilized attribute is allocated based on each affiliate's percentage of the available attribute computed in a manner that is consistent with the taxing jurisdiction's laws and regulations regarding the ordering of utilization. In addition, we file some separate company state tax returns.

We recognize deferred tax assets and liabilities for the future tax consequences related to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for state tax credits and state net operating losses. Any Federal tax credits that cannot be currently utilized by the subsidiaries in the HNAH consolidated group are effectively transferred to HNAH and reflected within HNAH's deferred tax assets. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the deferred tax items are expected to be realized. If applicable, valuation allowances are recorded to reduce deferred tax assets to the amounts we conclude are more likely than not to be realized. Since we are included in HNAH's consolidated federal tax return and various combined state tax returns, the related evaluation of the recoverability of the deferred tax assets is performed at the HNAH consolidated level. We consider the HNAH Group's consolidated deferred tax assets and various sources of taxable income in reaching conclusions on recoverability of deferred tax assets. The HNAH Group evaluates deferred tax assets for recoverability using a consistent approach which considers the relative impact of negative and positive evidence, including historical financial performance, projections of future taxable income, future reversals of existing taxable temporary differences, tax planning strategies and any available carryback capacity. In evaluating the need for a valuation allowance, the HNAH Group estimates future taxable income based on management approved business plans. This process involves significant management judgment about assumptions that are subject to change from period to period.

Where a valuation allowance is determined to be necessary at the HNAH consolidated level, such allowance is allocated to principal subsidiaries within the HNAH Group in a manner that is systematic, rational and consistent with the broad principles of accounting for income taxes. The methodology generally allocates the valuation allowance to the principal subsidiaries based primarily on the entity's relative contribution to the HNAH Group's consolidated deferred tax asset against which the valuation allowance is being recorded.

Further evaluation is performed at the entity level to evaluate the need for a valuation allowance where we file separate company state income tax returns. Foreign taxes paid are applied as credits to reduce federal income taxes payable, to the extent that such credits can be utilized.

Transactions with Related Parties In the normal course of business, we conduct transactions with HSBC and its subsidiaries. HSBC policy requires that these transactions occur at prevailing market rates and terms and include funding arrangements, derivative transactions, servicing arrangements, information technology support, centralized support services, banking, sales commissions and other miscellaneous services.

3. *New Accounting Pronouncements*

The following new accounting pronouncement was adopted effective January 1, 2017:

Compensation - Stock Compensation In March 2016, the FASB issued an ASU that requires all excess tax benefits and tax deficiencies for share-based payment awards to be recorded within income tax expense in the statement of income (loss), rather than directly to additional paid-in capital, and for excess tax benefits to be classified as an operating activity in the statement of cash flows. The adoption of this guidance resulted in a tax benefit of $10,464 for 2017, which previously would have been recorded as additional paid-in capital.

The following are accounting pronouncements which will be adopted in the future periods:

Recognition of Revenue from Contracts with Customers In May 2014, the FASB issued an ASU which provides a principles-based framework for revenue recognition. Additionally, the ASU requires improved disclosures to help users of financial statements better understand the nature, amount, timing, and uncertainty of revenue that is recognized. The core principle of the five-step revenue recognition framework is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU is effective for all annual and interim periods beginning January 1, 2018. The scope of the new guidance is limited to certain revenues classified as fee based income. We conducted an analysis of the impact the new ASU will have on our operations and did not identify any material changes in revenue recognition. Therefore, the adoption of this guidance will not have a material impact on our financial position.

Financial Instruments - Classification and Measurement (Excluding Financial Liabilities Measured Under the Fair Value Option) In January 2016, the FASB issued an ASU which changes aspects of its guidance on classification and measurement of financial instruments. The ASU requires equity investments (except those accounted for under the equity method or those that result in consolidation) to be measured at fair value with changes in fair value recognized in net income. Under a practicability exception, entities may measure equity investments that do not have readily determinable fair values at cost adjusted for changes in observable prices minus impairment. Under this exception, a qualitative assessment for impairment will be required and, if impairment exists, the carrying amount of the investments must be adjusted to their fair value and an impairment loss recognized in net income. Additionally, the ASU requires new disclosure related to equity investments and modifies certain disclosure requirements related to the fair value of financial instruments. The ASU is effective for all annual and interim periods beginning January 1, 2018 and the guidance should be applied by recording a cumulative effect adjustment to the balance sheet or, as it relates to equity investments without readily determinable fair values, prospectively. The adoption of this guidance will not have a material impact on our financial position.

Leases In February 2016, the FASB issued an ASU which requires a lessee to recognize a lease liability and a right-of-use asset on its balance sheet for all leases, including operating leases, with a term greater than 12 months. Lease classification will determine whether a lease is reported as a financing transaction in the income statement and statement of cash flows. The ASU does not substantially change lessor accounting, but it does make certain changes related to leases for which collectability of the lease payments is uncertain or there are significant variable payments. Additionally, the ASU makes several other targeted amendments including a) revising the definition of lease payments to include fixed payments by the lessee to cover lessor costs related to ownership of the underlying asset such as for property taxes or insurance; b) narrowing the definition of initial direct costs which an entity is permitted to capitalize to include only those incremental costs of a lease that would not have been incurred if the lease had not been obtained; c) requiring seller-lessees in a sale-leaseback transaction to recognize the entire gain from the sale of the underlying asset at the time of sale rather than over the leaseback term; and d) expanding disclosures to provide quantitative and qualitative information about lease transactions. The ASU is effective for all annual and interim periods beginning January 1, 2019 and is required to be applied [at either the date of initial application or] retrospectively to the earliest period presented at the date of initial application, with early adoption permitted. We have conducted a review of our existing lease contracts and service contracts which may contain embedded leases and currently expect a gross-up of our balance sheet as a result of recognizing lease liabilities and corresponding right of use assets upon adoption. However, the adoption of this guidance is not expected to result in material changes to the recognition of operating lease expense. While early adoption is permitted, we currently do not expect to elect early adoption.

Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments In August 2016, the FASB issued an ASU that provides targeted amendments to clarify how certain cash receipts and cash payments should be classified in the statement of cash flows. Under the ASU, the portion of the cash payments attributable to accreted interest for the settlement of zero-coupon bonds should be classified as cash outflows for operating activities rather than financing activities and cash proceeds from the settlement of bank-owned life insurance policies should be classified as cash inflows from investing activities rather than operating activities. The ASU is effective for all annual and interim periods beginning January 1, 2018 and is required to be applied retrospectively to all periods presented. While the adoption of this guidance will result in a change in classification in the statement of cash flows, it will not have a material impact as either we are already in compliance with the new guidance or the balances to which the new guidance will be applied are immaterial, and it will not have any impact on our financial position.

Statement of Cash Flows - Restricted Cash In November 2016, the FASB issued an ASU that clarifies how restricted cash and restricted cash equivalents should be presented in the statement of cash flows. The ASU requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. The ASU is effective for all annual and interim periods beginning January 1, 2018. While the adoption of this guidance will result in changes in classification in the statement of cash flows, it will not have any impact on our financial position.

Goodwill Impairment Testing In January 2017, the FASB issued an ASU that simplifies the accounting for goodwill impairment by removing step 2 of the goodwill impairment test. Under step 2, an entity was required to determine the fair value of individual assets and liabilities of a reporting unit (including unrecognized assets and liabilities) using the procedure for determining fair values in a business combination. Under the new guidance, goodwill impairment will now be measured at the amount by which a reporting unit's carrying amount, including those with a zero or negative carrying amount, exceeds its fair value. Any resulting impairment is limited to the carrying amount of goodwill. An entity must also disclose the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount. The ASU is effective for all annual and interim periods beginning January 1, 2020 and is required to be applied prospectively with early adoption permitted for any impairment tests performed after January 1, 2017. The adoption of this guidance is not expected to have a material impact on the results of our goodwill impairment testing or our financial position.

There have been no additional accounting pronouncements issued that are expected to have or could have a significant impact on our financial position.

4.   *Cash and Securities Segregated Under Federal and Other Regulations*

As of December 31, 2017, cash of $410,173 and qualified securities with a market value of $471,700 have been segregated in special reserve bank accounts for the exclusive benefit of customers in accordance with Regulations 1.32 and 30.7 of the Commodity Exchange Act and Rule 15c3‑3 of the Securities Exchange Act of 1934.

5. *Financial Instruments Owned, at Fair Value and Financial Instruments Sold, Not Yet Purchased, at Fair Value*

Financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value at December 31, 2017, consisted of the following:

December 31, 2017	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased
	(in thousands)	
U.S. government treasury notes, bonds, strips and zero coupon bonds	$ 6,908,936	$ 5,595,866
U.S. government agency securities	632,870	132,340
U.S. government treasury bills	398,493	38,197
Total U.S. government and government agency securities	7,940,299	5,766,403
Corporate debt	1,977,726	1,470,969
Asset-backed securities	267,180	—
Equities	18,684	97
Municipal securities	2,380	—
Derivative financial instruments	167	681
Total	$ 10,206,436	$ 7,238,150
Financial instruments pledged	(9,093,229)	—
Obligation to return collateral	—	(5,265,852)

Derivative Financial Instruments In the normal course of business, we may enter into derivative transactions including financial futures contracts, exchange‑traded options, securities purchased or sold on a delayed delivery or forward basis, FX forwards and interest rate swaps. These derivative instruments are held for trading purposes and as economic hedges to manage our exposure to market, credit, and interest rate risks.

Our derivative instruments, executed through regulated exchanges and over the counter markets, at contract or notional amounts, together with their fair values at December 31, 2017, are presented in the following table.

December 31, 2017	Contractual/ Notional amount	Derivative Assets Financial Statement Location	Fair Value	Derivative Liabilities Financial Statement Location	Fair Value
		(in thousands)			
Interest rate derivatives:					
Futures	$ 14,029,700	Financial instruments owned, at fair value	$ —	Financial instruments sold, not yet purchased, at fair value	$ —
Options	205,000	Financial instruments owned, at fair value	157	Financial instruments sold, not yet purchased, at fair value	25
Interest rate forwards	18,454	Financial instruments owned, at fair value	10	Financial instruments sold, not yet purchased, at fair value	4
FX forwards	17,580	Financial instruments owned, at fair value	—	Financial instruments sold, not yet purchased, at fair value	652
Total	$ 14,270,734		$ 167		$ 681

Fair Value Measurements and Hierarchy Accounting principles related to fair value measurements provide a framework for measuring fair value and focuses on an exit price in the principal (or alternatively, the most advantageous) market accessible in an orderly transaction between willing market participants (the "Fair Value Framework"). The Fair Value Framework establishes a three‑tiered fair value hierarchy with Level 1 representing quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 1 measurements include most Treasury bills, U.S. government and government agency securities (non-callable), active exchange-traded equity securities, and exchange‑traded derivatives.

9

Fair values determined by Level 2 inputs are inputs that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 2 measurements include government agency securities (callable), corporate debt, asset-backed securities, municipal bonds, reverse repurchase and repurchase agreements, certain equity securities and over-the-counter derivatives.

Level 3 inputs are unobservable inputs for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. Level 3 measurements are mainly comprised of certain corporate debt and equity securities.

In determining the appropriate measurement levels, we perform an analysis on the assets and liabilities at the end of each reporting period taking into consideration the valuation technique applied in determining fair value. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy upon review. The following table presents information about our fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2017.

December 31, 2017	Fair Value Measurement on Recurring Basis			
	Level 1	Level 2	Level 3	Total
	(in thousands)			
Assets:				
Securities purchased under agreements to resell	$ —	$ 2,472,713	$ —	$ 2,472,713
Receivable under securities borrowing arrangements		10,556		10,556
Financial instruments owned:				
U.S. government treasury notes, bonds, strips and zero coupon bonds	6,908,936	—	—	6,908,936
U.S. government agency securities	631,573	1,297	—	632,870
U.S. government treasury bills	398,493	—	—	398,493
Corporate debt	143,010	1,806,534	28,182	1,977,726
Asset-backed securities	—	267,180	—	267,180
Equities	9,925	1,199	7,560	18,684
Municipal securities	—	2,380	—	2,380
Financial instruments owned, excluding derivative assets	8,091,937	2,078,590	35,742	10,206,269
Derivative assets	157	10	—	167
Total	$ 8,092,094	$ 4,561,869	$ 35,742	$ 12,689,705
Liabilities:				
Securities sold under agreements to repurchase	$ —	$ 30,064	$ —	$ 30,064
Financial instruments sold, not yet purchased:				
U.S. government treasury notes, bonds, strips and zero coupon bonds	$ 5,595,866	$ —	$ —	$ 5,595,866
U.S. government agency securities	132,340	—	—	132,340
U.S. government treasury bills	38,197	—	—	38,197
Corporate debt	103,014	1,367,955	—	1,470,969
Equities	97	—	—	97
Financial instruments sold, not yet purchased, excluding derivative liabilities	5,869,514	1,367,955	—	7,237,469
Derivative liabilities	25	656	—	681
Total	$ 5,869,539	$ 1,398,675	$ —	$ 7,268,214

There were no transfers between Level 1 and level 2 measurements during 2017. There was a transfer of $1,638 between Level 2 and Level 3 due to the lack of broker quotes for a corporate debt security. Transfers between leveling categories are recognized at the end of each reporting period.

Valuation Techniques for Major Assets and Liabilities

Debt and Equity Securities Where available, equity, debt securities and exchange-traded derivatives are valued based on quoted market prices. If a quoted market price for the identical security is not available, the security is valued based on quotes from similar securities where possible.

The fair value measurements for Level 2 financial instruments are primarily determined or validated by inputs obtained from independent pricing sources taking into account differences in the characteristics and the performance of the underlying collateral. We determine whether adjustments to the observable inputs are necessary as a result of investigations and inquiries about the reasonableness of the inputs used and the methodologies employed by the independent pricing sources.

Additional Disclosures for the Purchase of Debt Securities of a Variable Interest Entity During 2017, we purchased and owned a significant portion of the debt issuances of an entity engaged in the telecommunications business (the "Entity"). After constructing a telecommunications network, the Entity leased the network to its affiliate. Payments from the affiliate for leasing the network were intended to repay interest and principal on the Entity's debt. The payments under the lease agreement and the debt securities are currently in default. We consider the Entity to be a variable interest entity ("VIE") since it does not have sufficient equity to finance its activities without additional subordinated financial support. However, we are not the primary beneficiary since we do not have power to direct the activities of the Entity that most significantly impact its economic performance, and therefore we have not consolidated the Entity. Our investment in the Entity is currently valued at $26,545, which is also our maximum exposure to loss as a result of our investments in the Entity. The investment is recorded in financial instruments owned, at fair value, in the statement of financial condition.

Additional Disclosures for Financial Assets and Liabilities Not Carried at Fair Value Certain financial assets and liabilities that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature or repricing terms and generally negligible credit risk. The following table presents information on these financial instruments as of December 31, 2017:

	December 31, 2017				
	Carrying Value	Estimated Fair Value	Level 1	Level 2	Level 3
			(in thousands)		
Financial assets:					
Cash	$ 85,466	$ 85,466	$ 85,466	$ —	$ —
Cash segregated pursuant to federal and other regulations	410,173	410,173	410,173	—	—
Securities segregated pursuant to federal and other regulations	471,700	471,700		471,700	—
Securities purchased under agreement to resell	44,779,795	44,779,795	—	44,779,795	—
Receivable under securities borrowing arrangements	22,971,653	22,971,653	—	22,971,653	—
Receivable from brokers, dealers, and clearing organizations	9,444,065	9,444,065	—	9,444,065	—
Receivable from customers	127,136	127,136	—	127,136	—
Financial liabilities:					
Short-term borrowings	6,357,672	6,357,672	—	6,357,672	—
Securities sold under agreements to repurchase	73,245,499	73,245,499	—	73,245,499	—
Payable to brokers, dealers, and clearing organizations	1,139,431	1,139,431	—	1,139,431	—
Payable to customers	1,272,784	1,272,784	—	1,272,784	—
Liabilities subordinated to claims of general creditors	750,000	755,647	—	755,647	—

6. *Receivable from and Payable to Brokers, Dealers, and Clearing Organizations*

The balances shown as receivable from and payable to brokers, dealers, and clearing organizations comprise the following:

	December 31, 2017
	(in thousands)
Receivable from:	
Exchanges and clearing organizations	$ 6,872,424
Securities transactions not yet settled, net	1,538,748
Fail to deliver	974,095
Other receivables from brokers and dealers	58,798
	$ 9,444,065
Payable to:	
Fail to receive	$ 995,251
Exchanges and clearing organizations	143,478
Other payables to brokers and dealers	702
	$ 1,139,431

7. Other Assets

The composition of other assets at December 31, 2017 was as follows:

	December 31, 2017
	(in thousands)
Accrued interest receivable	$ 168,553
Fee receivables	68,332
Internally generated software, net	36,948
Current tax receivable	27,285
Receivable from affiliates	12,117
Exchange memberships, at cost (market value $2,615)	255
Other	4,550
	$ 318,040

8. *Short-term Borrowings*

Short‑term borrowings representing unsecured loans used to fund day-to-day operations, including the securities settlement process, are shown in the table below:

Credit provider	Expiry Date	Committed / Uncommitted	Line amount	Drawn amount	Undrawn/ (Overdrawn) amount
			(in thousands)		
HSBC USA Inc.	11/15/2019	Uncommitted	$ 2,500,000	$ 4,130,000	$ (1,630,000)
HSBC USA Inc.	9/13/2019	Uncommitted	400,000	200,000	200,000
HSBC USA Inc.	7/15/2018	Committed	1,000,000	1,000,000	—
HSBC USA Inc.	11/15/2019	Committed	1,000,000	1,000,000	—
HSBC Bank (USA) N.A.	Open	Uncommitted	2,000,000	—	—
		Total	$ 6,900,000	$ 6,330,000	$ (1,430,000)

At December 31, 2017, the credit facilities with HUSI were overdrawn by $1,630,000, due to a wire of $5,000,000 to settle daily activity that failed. This amount was repaid on January 2, 2018.

In addition to the credit facilities above, we have discretionary lines of credit with two third party banks. As of December 31, 2017, no amounts had been drawn on these lines of credit.

Short-term borrowings include bank account balances in overdraft of $27,672 at December 31, 2017.

In assessing current market conditions, we have determined that an adverse change has not occurred for line of credit arrangements that could require acceleration of repayment or termination of lines of credit.

9. *Related Party Transactions*

In the normal course of business, we enter into transactions with HSBC and its subsidiaries. It is HSBC's policy that these transactions occur at prevailing market rates and terms and include funding arrangements, derivative transactions, servicing arrangements, information technology support, centralized support services, banking, sales commissions and other miscellaneous services. The following tables and descriptions present the more significant related party balances included in the statement of financial condition.

	December 31, 2017
	(in thousands)
Assets	
Cash	$ 36,651
Cash segregated under federal and other regulations	220
Financial instruments owned, at fair value	132,049
Securities purchased under agreements to resell	10,020,050
Receivable from brokers, dealers, and clearing organizations	472,316
Receivable from customers	36,511
Other assets	23,553
Liabilities	
Short-term borrowings	$ 6,336,603
Securities sold under agreements to repurchase	3,712,842
Financial instruments sold, not yet purchased, at fair value	655
Payable to brokers, dealers, and clearing organizations	543,736
Payable to customers	377,840
Accounts payable and accrued liabilities	69,948
Liabilities subordinated to claims of general creditors	
Floating rate revolving subordinated $650,000 loan due May 15, 2019 at three-month LIBOR plus 150 basis points; subordinated $100,000 loan due April 8, 2021 at LIBOR plus 330 basis points.	$ 750,000

Funding and Derivative Related Arrangements with HSBC Affiliates We have entered into revolving subordinated loan agreements with two affiliates. We have a $700,000 revolving subordinated loan facility due May 15, 2019 with HNAH at three‑month LIBOR plus 150 basis points. As of December 31, 2017, we have drawn $650,000 from the total facility of $700,000. We also have a $500,000 revolving subordinated loan facility due April 8, 2021 with HSBC USA Inc. at LIBOR plus 330 basis points. As of December 31, 2017, $100,000 has been drawn from the total facility of $500,000.

The subordinated loans are covered by agreements approved by FINRA and CME and are therefore available in computing net capital under the Securities and Exchange Commission ("SEC")'s Uniform Net Capital Rule. To the extent that such borrowings are required for our continued compliance with minimum net capital requirements, they may not be repaid.

At December 31, 2017, we have entered into a FX forward with an affiliate with a notional value of $17,580, resulting in a liability of $652. We have also entered into interest rate forwards with affiliates with a notional value of $11,318, resulting in assets of $7 and liabilities of $3. As part of our collateralized financing agreements, we have entered into reverse repurchase agreements and repurchase agreements with affiliates for carrying values of $10,020,050 and $3,712,842, respectively.

10. Postretirement Benefits

Our employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by HNAH. Our employees are covered under HNAH's noncontributory defined benefit pension plan and defined contribution pension plan. In addition, certain employees are covered under HNAH's welfare benefit plan providing retiree medical benefits. These plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). HNAH reserves the right to amend, suspend, or terminate the plans and the benefits provided to the extent permitted by law, in whole or in part, at any time and for any reason. There are no separate plans solely for our employees and, therefore, pension expenses and other postretirement employee benefits expenses for us are determined based on employee participation in the plans and are recorded through an intercompany charge from HNAH, which is cash settled monthly. The following is a discussion of HNAH's significant benefit plans.

Pension Plan Certain employees are eligible to participate in the HNAH qualified defined benefit pension plan (the "Plan") which facilitates the development of a unified employee benefit policy and unified employee benefit plan administration for HSBC companies operating in the United States. Future benefit accruals for legacy participants under the final average pay formula and future contributions under the cash balance formula were previously discontinued and, as a result, the Plan is frozen.

The costs of the Pension Plan have been actuarially determined. We have not been allocated any portion of the Plan's net pension liability.

During the fourth quarter of 2017, HNAH completed a limited-time offer to certain former vested Plan employees, selected based on nondiscriminatory factors, who had not yet commenced payment of their annuity benefit to elect a) an immediate lump sum payment; b) an immediate annuity (reduced for early payment under the terms of the Plan); or c) to retain their existing benefit in an annuity to be paid under the original terms of the Plan. Payments to former employees who elected to participate in an early distribution were made by HNAH in December. We recorded a pre-tax charge to our allocated pension expense in 2017 of approximately $4,504 due primarily to an acceleration of a portion of the Plan's actuarial losses which had been reflected in HNAH's AOCI.

Defined Contribution Plan We maintain a 401(k) plan covering substantially all employees. Employer contributions to the plan are based on employee contributions.

Retiree Medical The HSBC - North America (U.S.) Retiree Health Plan ("Retiree Health Plan") is an employee welfare benefit plan sponsored by HNAH. Employees who were hired before January 1, 1993 (except certain former Republic National Bank employees) are generally eligible to participate in the retiree medical benefit component of the Retiree Health Plan provided that, at the time the employee retires, the employee is employed by us as a regular full‑time employee, qualifies for an immediate pension benefit from the Pension Plan, and meets certain age and service requirements. Employees hired or rehired by us on or after January 1, 1993 are not eligible for retiree medical benefits.

The premium amount paid by retirees for retiree medical benefit coverage varies by type of coverage, retirement date and total years of credited service, although we generally pay the entire cost of coverage for individuals who retired before January 1, 1993, subject to a contribution limitation based on the cost of coverage in 1992. Prior to August 1, 2015, the coverage for retirees over age 65 was limited to a Medicare supplement plan with a lifetime maximum of $20 per covered person.

In July 2015, the HNAH Board of Directors approved a change in the way health benefits are provided for retirees over age 65. Effective August 1, 2015, these retirees were transitioned to a Retiree Health Reimbursement Arrangement Plan ("HRA Component"), a new component of the Retiree Health Plan. The HRA Component provides retirees with a health reimbursement account ("HRA") and catastrophic prescription drug benefits, and works in conjunction with a private insurance exchange on which retirees may purchase individual Medicare supplemental coverage. The HRA can be used to reimburse retirees for premiums incurred in connection with their individual Medicare supplemental coverage and other eligible medical expenses.

11. *Stock Purchase Plan and Restricted Share Plan*

Certain of our employees participate in HSBC's long-term stock-based incentive plans, which provide for grants of common stock-based awards, and restricted share units ("RSUs") described below. There are no separate plans solely for our employees.

Employee Stock Purchase Plan The HSBC International Employee Share Purchase Plan (the "HSBC ShareMatch Plan") allows eligible employees to purchase HSBC shares with a maximum monthly contribution of three- hundred twenty-five dollars in 2017. For every three shares purchased under the HSBC ShareMatch Plan (the "Investment Share") the employee is awarded an additional share at no charge (the "Matching Share"). The Investment Share is fully vested at the time of purchase while the Matching Share vests at the end of three years contingent upon continuing employment with the HSBC Group.

Restricted Share Plan Under the HSBC Group Share Plan, share-based awards have been granted to key employees typically in the form of restricted share units. These shares have been granted subject to either time-based vesting or performance based vesting, typically over three to five years. Annual awards to employees are generally subject to three-year time-based graded vesting. We also issue a small number of off-cycle grants each year, primarily for reasons related to recruitment of new employees.

12. *Income Taxes*

On December 22, 2017, the Tax Cuts and Jobs Act ("Tax Legislation") was signed into law. The tax legislation reduces the federal corporate income tax rate from 35 percent to 21 percent effective January 1, 2018. During the fourth quarter of 2017, we decreased our income tax provision by $17,839 primarily as a result of the federal corporate tax rate change impacting state net operating loss deferred tax assets that are recorded net of federal tax liability associated with future state tax deduction. Additionally, as a result of the legislation, we recorded a net valuation allowance release of $2,291 related to alternative minimum tax credit carryforwards, which are now more likely than not to be realized.

The Tax Legislation also contained other provisions, such as the Base Erosion and Anti-abuse Tax ("BEAT"), which may have a material impact on future tax expense. The comprehensive impact of the BEAT to us is not yet clear, and will depend on future tax regulatory guidance, actions we or our affiliates may take as a result of the Tax Legislation and future earnings of other subsidiaries of HSBC North America, as we are part of the HNAH Tax Group.

Under the income tax allocation agreement with HMUS, our U.S. federal, state and local income taxes are provided on a separate entity basis. We have $27,285 current income tax receivable, net from HMUS at December 31, 2017.

Pursuant to the agreement with HMUS, the tax effects of temporary differences are included in intercompany tax settlements with HMUS. We have $1,973 deferred income tax payable to HMUS at December 31, 2017. In absence of such an agreement, we would have reported net deferred income tax assets of $286,249 at December 31, 2017, as follows:

	December 31, 2017
	(in thousands)
Deferred tax asset:	
Net operating loss carryforward, Federal and State	$ 67,572
New York State subtraction	190,873
Deferred compensation	35,756
Other	13,155
Gross deferred tax asset	307,356
Valuation allowance	(18,431)
Deferred tax assets, net of valuation allowance	288,925
Deferred tax liabilities:	
Performance fees	2,465
Other	211
Gross deferred tax liability	2,676
Net deferred tax assets	286,249
Intercompany tax settlements	288,222
Net deferred tax asset (liability) after settlements	$ (1,973)

We remain subject to examination for federal income tax returns for 2014 and forward as well as state and local income tax examinations for years 2010 and forward. We are currently under audit by various state and local tax jurisdictions. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law and the closing of statute of limitations. Such adjustments are reflected in the tax provision.

As of December 31, 2017, for federal tax purposes, we have separate return net operating loss carry forwards of $87,766, of which $7,569 expire in 2018, $76,755 expire in 2022 and $3,442 expire in 2023.

It is our policy to recognize accrued interest related to unrecognized tax positions. We did not have any unrecognized tax benefits at December 31, 2017.

13. Commitments and Contingent Liabilities

Guarantees In the normal course of business, we provide guarantees to securities clearing organizations, exchanges and central clearing counterparties. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the clearing organizations, exchanges and central clearing counterparties often require members to post collateral. Our obligation under such guarantees could exceed the collateral amounts posted; however, the potential for us to be required to make payments under such agreements is deemed remote.

Commitments At December 31, 2017, we have entered into forward starting reverse repurchase agreements and repurchase agreements of $1,429,553 and $1,486,204, respectively. All contracts expire either before or on April 4, 2018.

Leases At December 31, 2017, we were obligated under two lease agreements with two affiliated entities relating to property used for office space and business purposes. These lease agreements expired on December 31, 2017 and have been renewed for one year which will be expired on December 31, 2018.

14. Litigation and Regulatory Matters

In addition to the matters described below, in the ordinary course of business, we are routinely named as a defendant in, or as party to, various legal actions and proceedings relating to activities of our current and/or former operations. These legal actions and proceedings may include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief. In the ordinary course of business, we also are subject to governmental and regulatory examinations, information-gathering requests, investigations and proceedings (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. In connection with formal and informal inquiries by these regulators, we receive numerous requests, subpoenas and orders seeking documents, testimony and other information in connection with various aspects of our regulated activities.

In view of the inherent unpredictability of legal matters, including litigation, governmental and regulatory matters, particularly where the damages sought are substantial or indeterminate or when the proceedings or investigations are in the early stages, we cannot determine with any degree of certainty the timing or ultimate resolution of such matters or the eventual loss, fines, penalties or business impact, if any, that may result. We establish reserves for litigation, governmental and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. Once established, reserves are adjusted from time to time, as appropriate, in light of additional information. The actual costs of resolving litigation, governmental and regulatory matters, however, may be substantially higher than the amounts reserved for those matters.

Based on the facts currently known, in respect of each of the below investigations, it is not practicable at this time for us to determine the terms on which these ongoing investigations will be resolved or the timing of such resolution or for us to estimate reliably the amounts, or range of possible amounts, of any fines and/or penalties. As matters progress, it is possible that any fines and/or penalties could be significant.

Given the substantial or indeterminate amounts sought in certain of these matters, and the inherent unpredictability of such matters, an adverse outcome in certain of these matters could have a material adverse effect on our financial statements in any particular period.

Credit Default Swap Matters

In June 2017, an action was filed by TeraExchange, LLC ("Tera"), a swaps execution facility, as well as its affiliates, against more than two dozen financial institutions, including HSBC, HSBC Bank plc, HSBC Bank USA and HSI, alleging violations of federal and state antitrust laws, and breaches of common law, arising out of an alleged conspiracy among the defendants to boycott Tera from the credit default swap trading market. Defendants filed a motion to dismiss in September 2017.

Interest Rate Swaps Litigation

HSBC Bank USA, HSI, and HSBC Bank plc have been named as defendants, among others, in a putative class action brought in the U.S. District Court for the Southern District of New York relating to interest rate swaps. The action alleges that the defendants conspired to restrain trade in violation of the federal anti-trust laws by, among other things, restricting access to interest rate swap pricing exchanges and blocking new entrants into the exchange market, with the purpose and effect of artificially inflating the bid/ask spread paid to buy and sell interest rate swaps in the United States. In June 2016, the Judicial Panel on Multi-district Litigation ordered the cases be consolidated as *In re Interest Rate Swaps Antitrust* Litigation in the U.S. District Court for the Southern District of New York. In January 2017 the dealer defendants, including HSBC, moved to dismiss the complaint.

In June 2017, the court granted the HSBC defendants' separate motion to dismiss, as well as dismissed co-defendants Tradeweb and ICAP. The court denied the dealer defendants' joint motion to dismiss. The court has not permitted plaintiffs to amend their complaint, but set a deadline in February 2018 for the parties to amend their pleadings or join additional parties.

Commodity Exchange Inc., Gold Futures and Options Trading Litigation (Gold Fix Litigation)

Since 2014, numerous putative class actions have been filed in the U.S. District Court for the Southern District of New York and the Northern District of California naming as defendants HSBC USA, HSI, HSBC and HSBC Bank plc, in addition to other members of the London Gold Fix. The complaints allege that from January 2004 to the present, defendants conspired to manipulate the price of gold and gold derivatives during the afternoon London Gold Fix in order to reap profits on proprietary trades. The actions have been transferred to and centralized in the U.S. District Court for the Southern District of New York. Plaintiffs filed consolidated amended complaints in 2014 and early 2015.

Defendants filed a motion to dismiss the second amended consolidated complaint in April 2015, and the motion was granted in part and denied in part in October 2016. Plaintiffs were granted leave to file a third amended complaint in June 2017 that names

a new defendant. The court has denied the pre-existing defendants' request to move to dismiss the third amended complaint. The HSBC defendants and the other pre-existing defendants have requested a stay of discovery.

London Silver Fixing, Ltd. Antitrust Litigation (Silver Fix Litigation)

In 2014, putative class actions were filed in the U.S. District Court for the Southern and Eastern Districts of New York naming HSBC, HSBC Bank plc, HSBC Bank USA and the other members of The London Silver Market Fixing Ltd as defendants. The complaints allege that, from January 1999 to the present, defendants conspired to manipulate the price of physical silver and silver derivatives for their collective benefit in violation of the U.S. Commodity Exchange Act and U.S. antitrust laws. The actions have been transferred to and centralized in the U.S. District Court for the Southern District of New York. Plaintiffs filed consolidated and amended complaints in January and April 2015. Defendants filed a motion to dismiss the second amended consolidated complaint in May 2015, and the motion was granted in part and denied in part in October 2016.

In June 2017, the court granted plaintiffs' leave to file a third amended complaint. The third amended complaint names several new defendants. The court has denied the pre-existing defendants' request for leave to file a motion to dismiss. The HSBC defendants and the other pre-existing defendants have requested a stay of discovery.

Canada Precious Metals Litigation

In December 2015 a putative class action, *DiFilippo and Caron v. The Bank of Nova Scotia, et al.*, was filed in the Superior Court of Justice, Ontario Province, Canada, against, among others, HSBC, HSBC Bank plc, HSBC USA, HSI, HSBC Bank Canada and HSBC Securities Canada. The claim alleges, among other things, that defendants conspired to manipulate the price of gold and gold derivatives during the London Gold Fix. Another gold fix proceeding entitled *Benoit v. Bank of Nova Scotia, et al.* was filed in May 2017 in the Court in the Quebec Province. In addition to the HSBC defendants named above, the action names HUSI as a defendant, among others. The parties are seeking to stay this action during the pendency of the Ontario gold fix proceedings.

In April 2016 two putative class actions were filed in the Superior Courts in the Provinces of Ontario and Quebec, Canada, against, among others, HSBC, HSBC Bank plc, HSBC USA, HSI, HSBC Bank Canada and HSBC Securities Canada. The claims allege, among other things, that defendants conspired to manipulate the price of silver and silver derivatives during the London Silver Fix. The Ontario action is at an early stage. The Quebec action has been temporarily stayed.

U.S. Commodity Futures Trading Commission Litigation

In January 2018, HSI reached an agreement with the CFTC to resolve its investigation of HSBC's trading in futures products in gold and other precious metals. Under the terms of the agreement, HSI agreed to pay a financial penalty totaling $1.6 million to the CFTC. Pursuant to the agreement, HSI will further enhance its systems and controls to detect and deter spoofing.

Supranational, Sovereign and Agency ("SSA") Bonds

In April 2017, HSBC Holdings, HSBC Bank plc, HSI and HSBC Bank USA, among other banks, were named as defendants in a putative class action complaint alleging a conspiracy to manipulate the market for U.S. dollar-denominated SSA bonds between 2005 and 2007 in violation of the federal antitrust laws. Defendants have moved to dismiss. In November 2017, plaintiffs filed a consolidated and amended complaint that dropped HSBC and HSBC Bank USA as defendants. The remaining HSBC defendants, HSBC Bank plc and HSI, await the court's ruling on the motion.

In November 2017, HSBC, HSBC Bank plc, HSBC Bank USA, HSBC Bank Canada, HSBC USA, HSBC North America and HSI, among others, were named as defendants in a "Notice of Action" filed in the Superior Court of Justice, Ontario Province, Canada. The Notice alleges that the defendants conspired to manipulate the market for SSA bonds between January 2005 and December 2015 in violation of Canadian civil anti-trust law. A formal Statement of Claim has not been filed.

Mortgage Securitization Matters

Participants in the U.S. mortgage securitization market that purchased and repackaged whole loans have been the subject of lawsuits and governmental and regulatory investigations and inquiries, which have been directed at groups within the U.S. mortgage market, such as servicers, originators, underwriters, trustees or sponsors of securitizations, and at particular participants within these groups. We previously participated in residential loan securitization activities as an underwriter. From 2005 to 2007, we acted as underwriter for approximately $34 billion of securities issued by affiliates, and we also acted as underwriter for $42 billion of securities issued by third-parties. As an underwriter, our risks primarily relate to misrepresentations or omissions in the offering documents and other client communications.

We currently have been named as a defendant in a number of actions in our role as underwriter of residential mortgage-backed securities ("RMBS"), which generally allege that the offering documents for securities issued by securitization trusts contained material misstatements and omissions, including statements regarding the underwriting standards governing the underlying

mortgage loans. As an underwriter of securities issued by affiliates, we may be entitled to indemnification by our affiliates. Those affiliates may, in turn, be entitled to indemnification as well. Additionally, as an underwriter of securities issued by third-parties, we may be entitled to indemnification by the issuer of the security. While these indemnities were intended to protect us from exposure to liability, it is possible that the enforceability of these indemnities may be challenged, or that collection of indemnity payments may be impaired due to the financial condition of the indemnifying party. In cases where we are named as a defendant along with our affiliates, we expect to allocate any potential judgment or other potential payment in connection with these matters among the various HSBC entities with potential exposure.

In May 2012, the Federal Deposit Insurance Corporation, acting in its capacity as receiver for Citizens National Bank, filed an action against us and 16 other institutions seeking damages or rescission of mortgage-backed securities that were underwritten and sold by the defendants, including us. The action is captioned, *Federal Deposit Insurance Corporation as receiver for Citizens National Bank, v. Bear Stearns Asset Backed Securities I, LLC, et al.*, (12-CV-4000). In March 2015 the court granted the defendants' consolidated motion to dismiss. FDIC has appealed that ruling. We await the outcome of the appeal. In August 2012, the Federal Deposit Insurance Corporation, acting in its capacity as receiver for Colonial Bank, filed two nearly identical actions, one in the U.S. District Court for the Southern District of New York and the other in the Circuit Court of Montgomery County, Alabama, against us and several other institutions. The complaints seek damages or rescission of mortgage-backed securities that were underwritten and sold by the defendants, including us. The actions are captioned Federal Deposit Insurance Corporation, as receiver for Colonial Bank, case nos. 12 CIV 6166 and 03-CV-2012-901035.00, respectively. We are sued as an underwriter only. The Colonial Bank matter pending in the Circuit Court of Montgomery County has settled for a confidential sum. At this time we are unable to reasonably estimate the liability, if any, that might arise as a result of these actions.

Since 2010, various HSBC entities have received subpoenas and requests for information from the Department of Justice ("DOJ") and the Massachusetts State Attorney General seeking the production of documents and information regarding HSBC's involvement in certain RMBS transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. In 2014, HSBC North America, on behalf of itself and various subsidiaries including, but not limited to, HSBC Bank USA, HSI Asset Securitization Corp., HSI, HSBC Mortgage Corporation (USA), HSBC Finance and Decision One Mortgage Company LLC, received a subpoena from the U.S. Attorney's Office for the District of Colorado, pursuant to the Financial Industry Reform, Recovery and Enforcement Act ("FIRREA"), concerning the origination, financing, purchase, securitization and servicing of subprime and non-subprime residential mortgages.

We continue to cooperate with these investigations, which are nearing completion. In December 2016, we had an initial discussion with the DOJ, wherein the DOJ stated its preliminary view that we are subject to liability under FIRREA in connection with certain securitizations from 2005 to 2007 with respect to which HSBC Bank USA served as sponsor or seller of loans and HSI served as underwriter. In March 2017, we provided our response to the DOJ, which, amongst other things, outlined why we disagree with the DOJ's preliminary view. Since then, we have been in active discussions with the DOJ regarding a potential resolution; however, we have also indicated a willingness to defend ourselves in the event that formal legal proceedings are commenced. There can be no assurance as to how or when this matter will be resolved, or whether this matter will be resolved prior to the commencement of formal legal proceedings by the DOJ. Moreover, it is possible that any such resolution could result in significant penalties and other costs. To date, at least one bank has been sued by the DOJ and at least eight other banks have reported settlements of mortgage-backed securities-related matters pursuant to FIRREA. The prior DOJ settlements provide no clear guidance as to how those individual settlement amounts were calculated, and due to the high degree of uncertainty involved, it is not practicable to estimate any possible financial impact of this matter, which could be significant. However, we note that the scale of our mortgage securitization activities was more limited in relation to a number of other banks in the industry.

We expect the focus on mortgage securitizations to continue and may be subject to additional claims, litigation and governmental or regulatory scrutiny relating to our participation in the U.S. mortgage securitization market.

Treasuries Securities Auction Antitrust Litigation

Beginning in July 2015, putative class actions were filed in various U.S. District Courts around the country naming us and twenty-one other institutions that serve as primary dealers for U.S. Treasury securities. The complaints generally allege that the defendants conspired to manipulate the U.S. Treasury auction market by inflating prices in the "when issued" market and deflating prices during the auctions. The class is defined to include anyone who transacted in U.S. treasuries between January 1, 2007 and December 31, 2012. These cases were consolidated and transferred to the U.S. District Court for the Southern District of New York. In November 2017, the plaintiffs filed an amended consolidated complaint that focused on a sub-group of primary dealer defendants, and dropped several of the institutions named in the original consolidated complaint, including HSBC. In December 2017 the court entered an order dismissing the consolidated class claims against those defendants, including HSBC, not named in the consolidated amended complaint. This matter will no longer be reported.

In August 2017 a complaint was filed in the U.S. District Court for the Southern District of New York naming HSI and several other institutions that serve as primary dealers for U.S. Treasury securities. The complaint, encaptioned *Breakwater Trading LLC, et al. v. Bank of America Corporation, et al.*, (Case No. 17-cv-06497), alleges that the defendants violated US anti-trust laws, the Commodity Exchange Act, and breached the covenant of good faith and fair dealing by conspiring to manipulate the U.S. Treasury auction market between the period January 2007 and the present. This matter is at an early stage.

U.S. Treasury Related Investigations

The DOJ has requested information from us and reportedly other primary dealers regarding U.S. Treasury securities trading practices. We are cooperating with this ongoing investigation.

Based on the facts currently known, it is not practicable at this time for us to predict the resolution of these matters, including the timing or any possible impact on us, which could be significant.

Benchmark Rate Litigation

HSBC Holdings plc, HSBC Bank plc, HSBC North America, HSBC Bank Canada and HSI have been named as defendants, among others, in a putative class action brought in the U.S. District Court for the Southern District of New York on behalf of U.S. persons who transacted in derivative products linked to the Canadian Dealer Offered Rate ("CDOR") between August 2007 and June 2014. The complaint, encaptioned *Fire & Police Association of Colorado v. Bank of Montreal, et al*, alleges that the defendants colluded to fix the price of the CDOR in order to benefit the positions held by the panel banks' derivatives traders and that by suppressing CDOR, the defendants undermined plaintiff's trading positions in CDOR-linked derivatives. The defendants are accused of violating the Sherman Anti-trust Act, the Racketeer Influenced and Corrupt Organizations Act ("RICO"), the Commodity Exchange Act ("CEA"), and various civil claims.

15. Risk Management

Financial Instruments with Off-Balance-Sheet Risk In the normal course of business, our customer and trading activities involve the execution, settlement, and financing of various securities and financial instrument transactions. These activities may expose us to off‑balance‑sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and we have to purchase or sell the financial instrument underlying the contract at a loss.

As part of our financing and securities settlement activities, we use securities as collateral to support various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, we may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations.

Concentrations of Market Risk In the normal course of our operations, we enter into various contractual commitments involving forward settlement. These include financial futures contracts, options contracts, and commitments to buy and sell securities positions that result from market-making. The potential for changes in the market value of our trading positions is referred to as market risk. All of our inventory positions are marked-to-market with changes recorded in Trading - net in the statement of operations. We monitor and manage our market risk exposure by setting market risk limits and by reviewing the effectiveness of economic hedging strategies.

Futures contracts are exchange traded and cash settlement is made on a daily basis for market movements. Margin on futures contracts is included in receivable from and payable to brokers, dealers, and clearing organizations.

Concentrations of Credit Risk Credit risk is measured by the loss that we would record if our counterparties failed to perform pursuant to the terms of contractual commitments. Management of credit risk involves a number of considerations, such as the financial profile of the counterparty, specific terms, and duration of the contractual agreement, market fluctuations, and the value of collateral held, if any. We have established various procedures to manage credit exposure, including initial credit approval, credit limits, collateral requirements, rights of offset, and continuous oversight.

We regularly transact business with, and own securities issued by, a range of corporations, governments and agencies, and other financial institutions. We also enter into collateralized financing agreements in which we extend short‑term credit, primarily to major financial institutions, including major U.S. and non‑U.S. commercial banks, investment banks, and affiliates.

We control access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. Government and government agencies. The value and adequacy of the collateral are continually monitored. Our policy is to take possession of securities purchased under agreements to resell and securities borrowed and maintain these securities with our custodian.

Liquidity Risk Liquidity risk is the risk that an institution will be unable to meet its obligations as they become due or fund its activities because of an inability to liquidate assets or obtain adequate funding. We continuously monitor the impact of market events on liquidity positions. As discussed in Note 9, "Related Party Transactions," we do obtain some liquidity support through borrowing arrangements with our affiliates.

Operational Risk Management Operational risk results from inadequate or failed internal processes, people and systems or from external events, including legal risk. Operational risk is relevant to every aspect of our business and covers a wide spectrum of risks.

Compliance Risk Management Compliance risk is the risk that we fail to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice. It is a composite risk that can result in regulatory sanctions, financial penalties, litigation exposure and loss of reputation. Compliance risk is inherent throughout the organization.

16 Collateralized Financing Activities

Offsetting We account for transactions subject to reverse repurchase and repurchase agreements, and securities borrowing arrangements as collateralized financings, and those transactions executed with a single counterparty are presented net on the balance sheet, provided certain criteria are met that permit balance sheet offsetting under U.S. GAAP. Most transactions subject to these agreements do not meet those criteria and thus are not eligible for balance sheet offsetting. Collateral pledged and received consists of securities, and is not offset on the balance sheet against the related collateralized assets and liabilities.

The following table presents the gross reverse repurchase agreements, securities borrowing arrangements and repurchase agreements, and the related offsetting amount permitted under U.S. GAAP at December 31, 2017. The table also includes amounts related to financial instruments that are not permitted to be offset but would be eligible for offsetting to the extent that an event of default occurred and a legal opinion supporting enforceability of the offsetting rights has been obtained. Remaining exposures continue to be secured by financial collateral, but we may not have sought or been able to obtain a legal opinion evidencing enforceability of the offsetting right. In some jurisdictions and for some counterparty types, the insolvency law for a particular counterparty type may be ambiguous. For example, this may be the case for certain government entities and U.S. pension plans.

December 31, 2017	Assets					
	December 31, 2017					
				Gross Amounts Not Offset		
	Gross Amounts Recognized	Gross Amounts Offset in Balance Sheet [1]	Net Amounts Presented in the Balance Sheet	Financial Instruments Received or Pledged[2]	Cash Collateral Received	Net Amount [3]
	(in thousand)					
Securities purchased under agreements to resell (enforceable)[4]	$ 52,873,926	$ (29,586,465)	$ 23,287,461	$ 23,287,276	$ —	$ 185
Securities purchased under agreements to resell (nonenforceable)	23,965,047	—	23,965,047	23,952,514	—	12,533
Receivables under securities borrowing arrangements (enforceable)[6]	10,976,212	—	10,976,212	10,830,937	—	145,275
Receivables under securities borrowing arrangements (nonenforceable)	12,005,997	—	12,005,997	11,756,165	—	249,832
Total	99,821,182	(29,586,465)	70,234,717	69,826,892	—	407,825

	Liabilities					
	December 31, 2017					
				Gross Amounts Not Offset		
	Gross Amounts Recognized	Gross Amounts Offset in Balance Sheet [1]	Net Amounts Presented in the Balance Sheet	Financial Instruments Received or Pledged[2]	Cash Collateral Received	Net Amount [3]
	(in thousand)					
Securities sold under agreements to repurchase (enforceable)[5]	59,369,374	(29,586,465)	29,782,909	29,761,167	—	21,742
Securities sold under agreements to repurchase (nonenforceable)	43,492,654	—	43,492,654	43,482,606	—	10,048
Total	102,862,028	(29,586,465)	73,275,563	73,243,773	—	31,790

[1] Represents recognized amount of reverse repurchase and repurchase agreements with counterparties subject to legally enforceable netting that meet the applicable netting criteria as permitted by generally accepted accounting principles.

[2] Represents securities received or pledged to cover financing transaction exposures.

[3] Represents the amount of our exposure that is not collateralized/covered by pledged collateral.

[4] We have elected the fair value option for reverse repurchase agreements totaling $2,472,713.

[5] We have elected the fair value option for repurchase agreements totaling $30,064.

[6] We have elected the fair value option for securities borrowing arrangements totaling $10,556.

Collateral Pledged In and Pledged Out Associated with Collateralized Financing Activities The following table provides the class of collateral pledged and remaining contractual maturity of repurchase agreements accounted for as secured borrowings as of December 31, 2017:

	Overnight and Continuous	Up to 30 days	30 to 90 days	Greater than 90 days	Total
	(in thousands)				
U.S. government and government agencies	$ 75,423,914	$ 16,265,615	$ 2,288,371	$ 637,625	$ 94,615,525
Corporate debt	4,768,114	1,054,617	1,223,000	935,000	7,980,731
Asset-backed securities	265,772	—	—	—	265,772
	$ 80,457,800	$ 17,320,232	$ 3,511,371	$ 1,572,625	$ 102,862,028

As part of its financing activities, we have also accepted collateral that we are permitted to sell or repledge, the fair value of which was $96,974,104 as of December 31, 2017. Collateral in the amount of $96,584,232 has been sold or repledged. This is in excess amounts recorded in the statement of financial condition due to various netting arrangements.

17. *Net Capital Requirements*

We are subject to the Uniform Net Capital Rule (15c3‑1) of the SEC, Regulation 1.17 of the CFTC, and the capital rules of the FINRA. We have elected to use the alternative method, permitted by Rule 15c3‑1, which requires that we maintain a minimum net capital, as defined, equal to the 2 percent of aggregate debit balances arising from customer transactions, as defined. In addition, under the CFTC regulations, we are required to maintain a minimum net capital in an amount equal to the greater of $1,000 or 8 percent of total risk margin in noncustomer accounts plus 8 percent of total risk margin in customer accounts, pursuant to the Commodity Exchange Act, exclusive of the market value of commodity options purchased by option customers. At December 31, 2017, our net capital was $1,030,780, which was 112.74 percent of aggregate debit balances, and $776,462 in excess of our required net capital of $254,318.

18. *Subsequent Events*

We have evaluated whether any events or transactions occurred subsequent to the date of the financial statements and through March 5, 2018, the date of issuance of the financial statements, and determined that there were no material events or transactions that would require recognition or disclosure in the statement of financial condition.